Exhibit 2.1

EXECUTION VERSION

STRICTLY CONFIDENTIAL

Transaction Agreement

BETWEEN

UNIFIED MESSAGING SYSTEMS ASA

AND

EVERBRIDGE HOLDINGS LIMITED

EVERBRIDGE, INC.

13 February 2018

TABL E O F C O N T E N T S

1.	BACKGROUND	3
2.	THE OFFER	3
3.	TARGET BOARD RECOMMENDATION	5
4.	UNDERTAKINGS BY TARGET	5
5.	NON-SOLICITATION	7
6.	COMPETING OFFERS – RIGHT TO MATCH	8
7.	PUBLIC ANNOUNCEMENTS, PRESS RELEASES ETC.	8
8.	REPRESENTATIONS AND WARRANTIES	9
9.	TERMINATION	9
10.	BREAK FEE	10
11.	NOTICES	10
12.	MISCELLANEOUS	12
13.	GOVERNING LAW AND DISPUTE RESOLUTION	13

APPENDIX 1	TERMS AND CONDITIONS OF THE OFFER
APPENDIX 2	OFFEROR ANNOUNCEMENT RELEASE
APPENDIX 3	TARGET ANNOUNCEMENT RELEASE
APPENDIX 4	PRE-ACCEPTANCE FROM KEY SHAREHOLDERS, BOARD MEMBERS AND EXECUTIVE MANAGEMENT
APPENDIX 5	INDICATIVE TIMETABLE
APPENDIX 6	TARGET BOARD RECOMMENDATION
APPENDIX 7	PURCHASE AGREEMENT WITH OPTION HOLDERS
APPENDIX 8	LIST OF SUBSIDIARIES
APPENDIX 9	PARENT COMPANY GUARANTEE

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This Agreement (the “Agreement”) is made on 13 February 2018 between

(1)	Unified Messaging Systems ASA, with company registration number 980 400 255 (“Target”); and

(2)	Everbridge Holdings Limited, with company registration number 08216417 and company address 6 De Grey Square, De Grey Road, Colchester, Essex, England, CO4 5YQ (“Offeror”); and

(3)	Everbridge Inc, a Delaware, USA corporation with company address 25 Corporate Drive, Burlington, Massachusetts 01803 USA (“Everbridge Inc.”)

(the Target, Offeror and Everbridge Inc. hereinafter the “Parties”, each a “Party”).

1.	BACKGROUND

1.1	The Offeror is a wholly-owned subsidiary of Everbridge, Inc. (Nasdaq: EVBG) being the global leader in critical event management and enterprise safety applications that automate and accelerate an organization’s operational response to critical events in order to keep people safe and businesses running faster.

1.2	Target is a leading Norwegian technology company within the area of critical communication and population alerting systems. Target is listed on the Oslo Axess.

1.3	The Offeror, Everbridge Inc. and their advisers have carried out a due diligence investigation of Target based on publicly available information and the information provided by Target and its representatives.

1.4	The Offeror will on such terms and conditions set out in Clause 2 and Appendix 1 make a recommended voluntary public tender offer for all the issued and outstanding shares of Target. The Offeror has secured the necessary financing for the Offer (as defined below) which will be funded from the Offeror’s existing cash balances and Target has received satisfactory documentation of such financing.

1.5	Target, represented by its board of directors (the “Target Board”) and the Offeror and Everbridge Inc. enter into this Agreement in order to set forth their respective rights and obligations in connection with the Offer.

2.	THE OFFER

2.1	Subject to the condition set out in Clause 2.4, the Offeror shall make a voluntary public offer (Norwegian: frivillig tilbud) to purchase all the outstanding shares in Target (the “Target Shares”) at a price of NOK 1.37 per share (the “Offer Price”) and otherwise on the terms and subject to the closing conditions set out in Appendix 1 provided that one or more of such closing conditions may be waived by the Offeror (the “Offer”). The voluntary offer document shall be prepared pursuant to chapter 6 of the Norwegian Securities Trading Act 2007 (the “Voluntary Offer Document”) and shall contain the terms of the Offer, which shall not differ from the terms and conditions set out in Appendix 1 to the detriment of the Target’s shareholders. Subject to Clause 2.2 the Offeror shall issue and send the Voluntary Offer Document to all shareholders in Target so far as reasonably possible according to the indicative timetable set out in Appendix 5. Everbridge Inc. shall prior to the commencement of the Offer make a parent guarantee for the due payment of the Offer Price in accordance with the terms set out in Appendix 9.

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2.2	Notwithstanding Clause 2.1, the Offeror may restrict acceptance of the Offer from or otherwise restrict the distribution of Offer documentation to jurisdictions where the Offeror reasonably determines, after consultation with external counsel, that the making of the Offer in or acceptance of the Offer from such jurisdiction would be in violation of applicable laws or where the making of the Offer would require filings, approvals or actions other than the approval of the Voluntary Offer Document (as defined below) by Oslo Børs that are in the reasonable opinion of the Offeror unduly onerous.

2.3	Subject to Clause 2.4, the Offer shall be announced by the Offeror and Target by the press releases substantially in the form set out in Appendix 2 (the “Offeror Announcement Release”) and Appendix 3 (the “Target Announcement Release”) each published through Oslo Børs’ electronic information system and by such other means in the case of the Offeror Announcement Release as the Offeror considers appropriate, immediately after the entering into of this Agreement and satisfaction of the condition in Clause 2.4 (the actual date of such announcements being referred to as the “Announcement Date”).

2.4	The Offeror’s obligation to announce and make the Offer shall be subject to the Offeror having received pre-acceptances of the Offer substantially in the form set out in Appendix 4 from shareholders holding in the aggregate at least 50.1% of the issued Target Shares, including the members of the Target Board and executive management holding Target Shares. The Offeror shall prior to the announcement seek to enter into conditional purchase agreements with certain holders of share options substantially in the form set out in Appendix 7. The Target or an affiliate of Target has simultaneously with the entering into of this Agreement entered into conditional employment arrangements with certain key employees of the Target.

2.5	Target shall use reasonable efforts to provide such information and assistance as may be necessary and reasonably requested by the Offeror in connection with the completion of the Voluntary Offer Document. Target shall have the right to review and comment upon the drafts of the Voluntary Offer Document prior to its publication and the correspondence with Oslo Børs regarding the approval of the Offer Document, but shall not have any right or obligation to approve or authorise the contents of the Voluntary Offer Document, except for the Target Board Recommendation (as defined below).

2.6	Notwithstanding any information, assistance or comments provided by Target, the Offeror shall be responsible for the final form of the Voluntary Offer Document and be responsible for the information contained in the Voluntary Offer Document.

2.7	In the period from the date of this Agreement until the date of the withdrawal or settlement of the Offer, as well as until the date of expiry of the acceptance period in a subsequent mandatory offer, if any, neither the Offeror nor any other member of its group shall directly or indirectly acquire or enter into any agreement to acquire Target Shares (in the open market or in privately negotiated transactions or otherwise) at a consideration higher than that offered in the Offer (“Higher Consideration”), without increasing the consideration in the Offer to be at least equal to such Higher Consideration. Any non-cash element in such Higher Consideration shall be converted into cash based on fair market value for the purpose of determining the increase of the consideration offered in the Offer.

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2.8	Assuming that the conditions for closing of the Offer are satisfied or waived, the Offeror shall, in accordance with the rules of chapter 6 of the Norwegian Securities Trading Act 2007, as soon as practicable after closing of the Offer make a mandatory offer for the remaining Target Shares or, if the conditions therefore are met, effectuate a compulsory acquisition of the remaining Target Shares according to Section 6-22 of the Norwegian Securities Trading Act 2007.

3.	TARGET BOARD RECOMMENDATION

3.1	Subject to any fiduciary duty of the Target Board, the Target Board undertakes to announce a recommendation of the Offer (the “Target Board Recommendation”) and the Target Board Recommendation shall be incorporated in the Voluntary Offer Document as an appendix thereto in substantially the form attached in Appendix 6 or in such other form as the Parties may agree in writing.

3.2	Due to the fact that the Offer is launched in agreement with Target, Oslo Børs may require that a statement on behalf of Target is made by an independent third party, ref. Section 6-16 (4) of the Norwegian Securities Trading Act 2007 (the “Independent Statement”). Target will engage an independent third party promptly after the Announcement Date to provide such Independent Statement.

3.3	The Target Board Recommendation shall not be withdrawn or modified by the Target Board unless a Competing Offer (as defined in Clause 5.2) is made and the Target Board determines in accordance with Clause 6.4 that such Competing Offer is a Superior Proposal to the Amended Offer (as defined in Clause 6.2) or the Offer, as the case may be.

3.4	For purposes of this Agreement a “Superior Proposal” shall mean a Competing Offer, not in breach of Clause 5.1, on terms that the Target Board determines, in good faith, after consultation with its advisers, taking all financial, regulatory and other terms and conditions of the Competing Offer (including the ability of the proposing party to consummate the Competing Offer) into account, would be more favourable to Target’s shareholders from a financial point of view than the terms contemplated by the Offer (or an Amended Offer, as the case may be).

4.	UNDERTAKINGS BY TARGET

From the date of this Agreement and until the earlier of (a) completion of the Offer and (b) the termination of this Agreement, Target shall, and shall cause its subsidiaries to observe the following restrictions on their conduct save to the extent consistent with any action or matter fairly disclosed to the Offeror or its representatives prior to the entry into of this Agreement or required to be undertaken as a result of applicable law or as otherwise provided in this Agreement:

(i)	conduct its business (considered as a whole) substantially in the ordinary course and seek to preserve its present business organization, employees, lines of business, material relationships with customers, suppliers and other third parties, and shall refrain from:

(a)	adopting or proposing any changes to its articles of association, other than any change to reflect any changes in share capital as a result of the exercise of share options or other rights to shares, details of which have been fairly disclosed to the Offeror prior to the date of this Agreement;

(b)	declaring any dividend or other distribution to Target shareholders in their capacity as such or the issue, sale, purchase or redemption of any shares (except for issuance of shares pursuant to an existing option/right as set out in (a)) of Target;

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(c)	merging, consolidating or entering into any restructuring, liquidation, dissolution or any business combination transaction, or making any corporate acquisition, other than liquidation of dormant subsidiaries after consulting with, and taking into account in good faith the view of, the Offeror with regard to such transaction;

(d)	acquiring any material assets, other than in the ordinary course of business;

(e)	selling, abandoning or otherwise disposing of any material assets or property or agreeing to the creation of any material lien or encumbrance over any material asset, other than in the ordinary course of business;

(f)	appointing any new member of its executive management;

(g)	adopting or amending any employee benefit, bonus or profit sharing scheme (including any scheme having share purchase or share option provisions);

(h)	granting any options or other rights to subscribe for any shares of Target;

(i)	entering into any loan agreement with any bank or other financial institution, issuing any debt securities or incur any other indebtedness in any such case other than (i) in the ordinary course of business or (ii) in an aggregate amount not exceeding NOK 2.5 million;

(j)	entering into or materially amending any material agreement, other than in the ordinary course of business, or entering into any contracts which are outside normal commercial terms;

(k)	making any material amendment of its existing insurance coverage other than in the ordinary course of business;

(l)	otherwise taking any action which it knows would or might reasonably be expected to be prejudicial to the successful outcome of the Offer or which would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer (other than any actions permitted under this Agreement);

(m)	take any action or permit any inaction which would cause any of its material registered intellectual property to become ineffective;

(n)	forgiving any claim(s);

(o)	paying any fees to financial advisors other than to Target’s financial advisers in connection with the Offer in accordance with the fee arrangement disclosed to the Offeror prior to entering into this Agreement;

(p)	cancelling or settling vested or unvested share options other than as required pursuant to the terms of the option agreements; or

(q)	agreeing or entering into any binding commitment to do any of the foregoing;

in each case except with the Offeror’s prior written consent not to be unreasonably withheld, delayed or conditioned.

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(ii)	promptly notify the Offeror if Target becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 4 (i) above has occurred or if it becomes aware of any matter that shall cause any of the conditions to the Offer not to be capable of satisfaction.

(iii)	reasonably cooperate with the Offeror and its respective representatives, and afford them reasonable access to the properties, books and management, advisers and representatives of the Target group of companies for the purposes of the Offer to the extent that such access does not unreasonably interfere with the business or operations of the Target group, and shall furnish to them such material information in relation to the operation of the business of the Target group as they may from time to time reasonably request, in all such cases subject to any duty or obligation restricting the same; and

(iv)	subject to Clause 5.4, publicly disclose any inside information made available to the Offeror or its affiliates by or on behalf of Target promptly until the completion of the Offer.

5.	NON-SOLICITATION

5.1	Subject to Section 5.3 below, during the period from the date of this Agreement until the earlier of (i) the termination of this Agreement, (ii) the lapsing or withdrawal of the Offer, or (iii) the completion of the Offer, Target shall not, and shall procure that its employees, directors, officers, advisers, subsidiaries or representatives do not, directly or indirectly, solicit, entertain, negotiate, initiate, accept or discuss any proposal or offer that constitutes a Competing Offer (as defined in Clause 5.2).

5.2	A “Competing Offer” means any agreement, offer or proposal for any acquisition of Target, its assets or the equity interests in Target, whether by way of a merger, consolidation, asset sale, purchase of shares, tender offer or other business combination, other than the Offer.

5.3	For the avoidance of doubt, if Target is approached by an unsolicited bona fide third party in relation to a possible Competing Offer, it shall be entitled to enter into discussions, negotiations and agreements with such party and shall have the right to provide it with information necessary for such third party to carry out a due diligence of Target if the Target Board determines in good faith that it is reasonably likely that such discussions and negotiations may lead to a Superior Proposal.

5.4	Target shall promptly, but in no event more than three (3) business days, inform the Offeror of the receipt and in reasonable detail all material details, including the nature but not the name of the proposing party, the proposed price and other significant terms and conditions, of any indications of interest, requests for information or offers in respect of a Competing Offer that the Target Board has decided to proceed with. If Target enters into discussions with a third party in accordance with Clause 5.3 it shall promptly inform and keep informed the Offeror of all significant developments in such discussions and provide the Offeror with all non-public information furnished to the proposing party which has not been disclosed to the Offeror. Provided this obligation is observed, the Parties acknowledge that public disclosure may be deferred pending the conclusion of negotiations on a confidential basis with the potential competing offeror.

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6.	COMPETING OFFERS – RIGHT TO MATCH

6.1	If a Competing Offer is made to the Target Board and the Target Board determines that the Competing Offer is a Superior Proposal, Target shall without undue delay inform the Offeror in writing of this, detailing the terms of such Competing Offer, including the name of the competing offeror. During a period of 96 hours (provided that such period shall include at least three U.S. business days) from the time of such notice (or, if shorter, (i) until the Offeror notifies the Target that it does not intend to make an Amended Offer or (ii) until 18 hours prior to expiry of the offer period in the Offer) and subject to any mandatory disclosure duties, the Parties shall not make any public statement or express any public opinion relating to the Competing Offer.

6.2	If the Offeror notifies the Target Board in writing within the 96 hours provided in Clause 6.1 that it will amend the Offer (an “Amended Offer”) and of the terms of such Amended Offer, the Target Board shall carry out an assessment of whether the Competing Offer is more favourable than the Amended Offer.

6.3	If the Offeror presents an Amended Offer in accordance with Clause 6.2, and the Target Board determines that the Competing Offer is no longer a Superior Proposal, then the Target Board shall, subject to as provided in Clause 3, maintain its recommendation of the Offer (as amended). In such circumstances, if the Competing Offer has been publicly announced, the Target Board shall publicly announce that it is maintaining its recommendation of the Offer (as amended).

6.4	If the Target Board determines that the Competing Offer is a Superior Proposal to the Amended Offer or the Offer (if an Amended Offer is not made within the deadline), the Target Board shall be free to recommend the Competing Offer and to withdraw the Target Board Recommendation.

7.	PUBLIC ANNOUNCEMENTS, PRESS RELEASES ETC.

7.1	No Party shall make any public announcements in connection with the Offer without the prior written consent of the other Parties, such consent not to be unreasonably withheld or delayed.

7.2	Notwithstanding Clause 7.1,

(i)	each Party shall be entitled to make such announcements as are required by applicable laws, regulations or stock exchange rules, provided that, in so far as it is lawful to do so prior to such disclosure, the disclosing Party shall to the extent practicable consult with the other Party on the proposed form, timing, nature and purpose of such disclosure;

(ii)	subject as provided in Clause 6, each Party shall be entitled to make such announcements as it deems appropriate in response to any Competing Offer;

(iii)	the Parties shall be entitled to make such announcements as they deem appropriate if the Target Board Recommendation is withdrawn or modified; and

(iv)	each Party is entitled to disclose this Agreement after announcement of the Offer.

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8.	REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties of Target

Target gives no representations or warranties to the Offeror, as the Offeror has entered into a “Warranty Agreement” with certain warrantors, and the Offeror has arranged for a purchaser’s representations and warranties insurance in the name of the Offeror.

8.2	Representations and Warranties of the Offeror

Except as otherwise disclosed or identified by the Offeror to Target or in Everbridge Inc’s public filings prior to the date of this Agreement, Offeror and Everbridge Inc. represent and warrant to the Target as follows:

(i)	Offeror has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement;

(ii)	the execution and delivery of this Agreement by the Offeror and, the performance by it of its obligations under this Agreement have been duly and validly authorized by all necessary corporate action;

(iii)	this Agreement has been duly executed and delivered by Offeror and constitutes the valid and binding agreements of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of course in granting equitable remedies; (iv) Offeror is validly existing as a UK limited company, duly registered and validly existing under the laws of the UK and has corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted;

(v)	no consent, approval, authorization, filing with or order of any governmental authority is required for Offeror to enter into and consummate this Agreement, or for Offeror to perform its obligations as set out herein; and

(vi)	Offeror has the necessary funds for the payment of the Offer Price and payment of any purchase price in a subsequent mandatory offer or compulsory acquisition readily available.

8.3	Non-survival of Representations and Warranties

None of the representations and warranties set out in 8.2 in this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the completion of the Offer.

9.	TERMINATION

9.1	Termination

This Agreement may be terminated:

(i)	by the Offeror on written notice to Target: (w) if the required number of pre-acceptances set out in Clause 2.4 has not been received within three days after the signing of this Agreement, (x) if the Target Board has amended or withdrawn the Target Board Recommendation, (y) upon a material breach of this Agreement by Target, if such breach, if capable of being cured, is not cured within three days of delivery of written notice of such breach by the Offeror to Target, or (z) if any one of the Offeror’s conditions for completing the Offer pursuant to Appendix 1 becomes incapable of satisfaction and will not be waived by the Offeror;

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(ii)	by Target on written notice to the Offeror: (x) upon the Target Board having withdrawn or amended the Target Board Recommendation in accordance with Clause 6.4, (y) upon a material breach of this Agreement by the Offeror, if such breach, if capable of being cured, is not cured within three days of delivery of written notice of such breach by Target to the Offeror, or (z) upon the Offeror having notified Target in writing or publicly announced that any one of the Offeror’s conditions for completing the Offer pursuant to Appendix 1 has become incapable of satisfaction and will not be waived by the Offeror;

(iii)	by any Party on written notice to the other Party if the Offer has not become or been declared wholly unconditional within 16.30 CET on 31 May 2018 (the “Long Stop Date”), provided however, that the right to terminate under this sub-clause (iii) shall not be available to a Party whose material failure to fulfil any of its obligations hereunder has been the principal cause of, or resulted in, the failure of the completion of the Offer to occur by the Long Stop Date; and

(iv)	by mutual written consent of the Parties.

9.2	Effect of Termination

In the event of a valid termination of this Agreement in accordance with Clause 9.1 above, this Agreement shall become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease; provided, however, that such valid termination of this Agreement shall be without prejudice to the rights of a Party which have arisen prior to termination, including (without limitation) any claim in respect of a breach of this Agreement. Clauses 7, 10, 12 and 13 shall survive termination.

10.	BREAK FEE

10.1	Target shall pay a break fee in the amount of NOK 12.5 million (the “Break Fee”), to the Offeror if:

(i)	the Target Board Recommendation is amended or withdrawn; or

(ii)	following the release of the Offeror Announcement Release, a Competing Offer is publicly announced before the Offer period expires and such Competing Offer subsequently becomes completed such that it results in the acquisition of Target or all or substantially all of Target’s assets or all or in excess of 50% of the shares in Target;

in which case the Break Fee shall become payable within 5 (five) business days following the receipt by Target of a written claim to that effect on the basis of an event that entitles the Offeror to receive the Break Fee.

11.	NOTICES

11.1

Any notice or other communication to be given by one Party to the other Party under, or in connection with, this Agreement shall be in writing. It shall be served by sending it by e-mail to the address set out in Clause 11.2, or delivering it by hand, or sending it by prepaid

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recorded delivery or registered post, to the address set out in this Clause 11 and in each case marked for the attention of the relevant Party set out in Clause 11 (or as otherwise notified from time to time in accordance with the provisions of this Clause 11). Any notice so served by hand, e-mail or post shall be deemed to have been duly given:

(i)	in the case of delivery by hand, when delivered;

(ii)	in the case of e-mail, at the time of receipt; and

(iii)	in the case of prepaid recorded delivery or registered post, at 10:00 a.m. on the fifth business day following the date of posting.

11.2	The contact persons, e-mail addresses and addresses of the Parties for the purpose of Clause 11.1 are as follows:

The Offeror or Everbridge Inc.:

Everbridge Holdings Limited

6 De Grey Square, De Grey Road

Colchester, Essex

England CO4 5YQ

Attention: Javier Colado, SVP International Sales

E-mail: javier.colado@everbridge.com

With a copy to:

Everbridge, Inc.

25 Corporate Drive

Burlington, Massachusetts 01803

USA

Attention: Elliot J. Mark, SVP and General Counsel

E-mail: elliot.mark@everbridge.com

Advokatfirma DLA Piper Norway DA

PO Box 1364 Vika

0114 Oslo

Attention: Kaare Oftedal

E-mail: kaare.oftedal@dlapiper.com

The Target:

Unified Messaging Systems ASA

Innspurten 15

0663 Oslo

Attention: CFO Morten Gustavsen

E-mail: mgu@ums.no

With a copy to:

Wikborg Rein Advokatfirma AS

PO Box 1513 Vika

0117 Oslo, Norway

Attention: Per Anders Sæhle

E-mail: pas@wr.no

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11.3	All notices or formal communications under or in connection with this Agreement shall be in the English language.

12.	MISCELLANEOUS

12.1	The existence and contents of this Agreement shall be treated as strictly confidential until the publication of the Offeror Announcement Release or Target Announcement Release. The Parties shall however be permitted to approach shareholders of the Target and option holders as contemplated in Clause 2.4 in order to obtain the pre-acceptances.

12.2	Each Party shall pay its own expenses in connection with the negotiations, execution and delivery of this Agreement.

12.3	This Agreement may be entered into in any number of counterparts and by the Parties on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.

12.4	This Agreement may be modified or amended only by written agreement of the Parties.

12.5	This Agreement and the documents referred to herein constitute the entire agreement between the Parties, provided, however, that the obligations set out in the confidentiality agreement dated 9 November 2017 (the “Confidentiality Agreement”) between Target and the Offeror shall, to the extent relevant, continue to remain in force according to its terms. However, in the case of any conflict between this Agreement and the Confidentiality Agreement, this Agreement shall prevail.

12.6	The rights and obligations of the Parties under this Agreement shall not be assignable.

12.7	The headings contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.

12.8	Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such person being deemed a third-party beneficiary hereof.

12.9	Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement shall be valid only if set out in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant or condition under this Agreement shall not be construed as a waiver of any other covenant or obligation. A waiver by a Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

12.10

Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, Clause, paragraph, Appendix, Exhibit and Schedule are references to the Articles, Sections, Clauses, paragraphs, Appendices, Exhibits and Schedules of or to this

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Agreement, as applicable, unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Appendices and Exhibits hereto; (d) the word “including” and words of similar import when used in this Agreement means including without limitation, unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) each of the Parties has participated in the negotiation and drafting of this Agreement, and, if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (h) a reference to any person includes such person’s successors and permitted assigns; and (i) any reference to days means calendar days unless otherwise expressly specified.

12.11	Target hereby waives the application of Section 5.2 of the Confidentiality Agreement between Target and Everbridge Inc. with respect to the transactions contemplated by this Agreement.

12.12	The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, with the courts of Oslo, Norway, as agreed exclusive legal venue.

13.	GOVERNING LAW AND DISPUTE RESOLUTION

13.1	This Agreement is governed by and construed in accordance with Norwegian law without giving effect to any choice or conflict of law provision or rule (whether of Norway or of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Norway.

13.2	Any dispute or claim arising out of or in connection with this Agreement, including any dispute regarding its existence or validity, shall be exclusively referred to and finally resolved by arbitration in accordance with the provisions of the Norwegian Arbitration Act dated 14 May 2004, no. 25 (as amended or replaced). The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The arbitration court shall consist of three (3) arbitrators, of which the Target and Everbridge Inc. shall appoint one arbitrator each, and where the third arbitrator, that also shall be the leader of the court of arbitration, shall be appointed by joint decision by the first two (2) arbitrators appointed. If no agreement on the third arbitrator is reached within 15 days after the appointment of the second arbitrator, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint the third arbitrator. The arbitration shall be held in Oslo, Norway. The Arbitrators shall set forth their judgment of any such dispute in a reasoned opinion. Except to the extent that either party is under an obligation according to prevailing law to disclose the results of such arbitration, each of the Parties agrees that any arbitration and arbitral awards shall be confidential and undertakes to sign a separate agreement to that effect if and when a dispute arises.

* * *

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For and on behalf of Unified Messaging Systems		For and on behalf of Everbridge Holdings
ASA		Limited

Signature:	/s/ Reidar Fougner	Signature:	/s/ Jaime Ellertson
Position/Name: Chairman of the		Position/Name: Chairman of the Board, Jaime Ellertson
Board, Reidar Fougner (by proxy)

For and on behalf of Everbridge Inc.

Signature:	/s/ Jaime Ellertson
Position/Name: CEO, Jaime Ellertson

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APPENDIX 1	TERMS AND CONDITIONS OF THE OFFER

Offeror	Everbridge Holdings Limited, with the address 6 De Grey Square, De Grey Road, Colchester, Essex, England, CO4 5YQ (the “Offeror”).

Everbridge Inc. shall prior to the commencement of the Offer make a parent guarantee for the due payment of the Offer Price.

Target	Unified Messaging Systems ASA, business registration number 980 400 255 (“Target”).

Offer Price	The Offeror shall offer the Target shareholders a cash consideration of NOK 1.37 per Target Share (the “Offer Price”).

Higher Consideration	Offeror shall not directly or indirectly acquire or enter into any agreement to acquire Target Shares (in the open market or in privately negotiated transactions or otherwise) following Announcement Date until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer and the end of the offer period in a subsequent mandatory offer, if any, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such Higher Consideration. Any non-cash element in such Higher Consideration shall be converted into cash based on fair market value for the purpose of determining the increased Offer Price.

Blocking of tendered Target Shares	By delivering a duly executed acceptance form, shareholders give the receiving agent an authorisation to block the Target Shares to which the acceptance form relates, in favour of the receiving agent. The receiving agent is at the same time authorised to transfer such Target Shares to the Offeror against payment of the Offer Price at closing of the Offer. In the event the Offer is cancelled, or the acceptance is withdrawn prior to expiry of the Offer Period by delivery of a withdrawal form, the blocking will be terminated. It is not possible for the shareholder to dispose over the Target Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Target Shares.

Offer Period	The Offer Period shall be 2 weeks, and in the event of any subsequent extensions up to a maximum of 10 weeks, from the date the Voluntary Offer Document has been approved by Oslo Børs and is dispatched to the Company’s shareholders, provided however that Offeror cannot extend the Offer Period if condition number 1 under “Closing Conditions” (90% acceptance level) has been met.

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Closing Conditions	The completion of the Offer shall be subject to the conditions set out below, each one of which may be waived by the Offeror fully or partly, (at the Offeror’s sole discretion but, with respect to condition number 1, subject to the 50% ownership qualification set forth therein)

	1.	On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the offer subject to the terms and conditions of the Voluntary Offer Document for a number of shares representing at least 90% of the total share capital of Target on a fully diluted basis, and such acceptances shall remain valid and binding. The Offeror cannot waive this condition if such waiver would result in the Offeror owning less than 50% of the total issued and outstanding Target Shares on a fully diluted basis.

	2.	From the Announcement Date and until closing of the Offer, no change, circumstance or event that has or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on the Target group’s (when taken as a whole) financial conditions, business, or results (“Material Adverse Effect”) shall have occurred, provided, however, that any Material Adverse Effect resulting from or relating to (i) any act by the Offeror, (ii) any event arising as a result of the Offer, (iii) changes that affect generally the industries in which the Target group operates, (iv) changes that affect generally the economy, or the credit, debt, financial or capital markets in Norway, US or elsewhere, or (v) any decline in itself in Target’s share price, change in trading volume or failure to meet revenue or earnings projections in the period after the Offeror Announcement Release, shall not be taken into account.

Settlement	Subject to the other Closing Conditions being met or waived, settlement of the Offer shall take place as soon as reasonably possible, and at the latest 14 calendar days, after the end of the Offer Period.

On settlement, the relevant amount to be paid to each shareholder who has accepted the Offer will be transferred to the bank account that at the time of acceptance was registered in the VPS as the account for payment of dividends to the shareholder. If there are no records of such bank account, settlement will be made in accordance with bank account details provided by the accepting shareholder or by issuing a bank giro or check. Settlement will be made in cash in Norwegian Kroner (NOK).

Long Stop Date	If the Offer has not become or been declared wholly unconditional by 16.30 CET on 31 May 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror.

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Acceptance binding

The acceptance of the Offer is binding once the receiving agent has received the acceptance form. Prior to the expiry of the Offer Period, as extended, the shareholders who have accepted the Offer may withdraw any Target Shares tendered in the Offer by submitting a withdrawal form to the receiving agent.

Shareholders who have pre-accepted the Offer may only withdraw any Target Shares tendered in the Offer if the conditions set out in the pre-acceptance agreement for such withdrawal/cancellation are satisfied. Shareholders that accept the Offer will remain the legal owners of their Target Shares and retain voting rights and other shareholder rights related thereto until settlement has taken place.

Governing Law and Jurisdiction	The Offer is governed by Norwegian law with Oslo City Court as legal venue.

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APPENDIX 2	OFFEROR ANNOUNCEMENT RELEASE

Everbridge Makes a Recommended Cash Offer to Acquire UMS at NOK 1.37 Per Share

Burlington, Mass., February 14, 2018—Everbridge Holdings Limited and Everbridge, Inc. (NASDAQ:EVBG) (“Everbridge”) have on February 13, 2018 entered into a transaction agreement with the Board of Directors of Unified Messaging Systems ASA (“Unified Messaging Systems”) (Oslo Axess: UMS) whereby Everbridge will launch a voluntary cash offer (the “Offer”) to acquire the entire issued share capital of Unified Messaging Systems for NOK 1.37 per share in cash. The Offer values the total share capital of Unified Messaging Systems at approximately NOK 268 million (approximately USD $33.6 million) on a fully diluted basis.

“Unified Messaging Systems offers cutting-edge technology for alerting large international populations on mobile devices. This innovative technology is very unique in the marketplace,” said Jaime Ellertson, Chairman and Chief Executive Officer of Everbridge. “The company will provide a new way for Everbridge to help keep people safe while also expanding our international footprint. This aligns extremely well with our strategy.”

“The proposed combination of Unified Messaging Systems and Everbridge will make both companies stronger. Everbridge with its resources will be able to further develop Unified Messaging Systems’ position. The Board of Directors of Unified Messaging Systems has undertaken a careful review of the terms and conditions of the Offer. We believe the Offer recognizes the strategic value of Unified Messaging Systems and delivers an attractive cash premium to our shareholders” said Reidar Fougner, Chairman of the Board of Directors of Unified Messaging Systems.

The offer price represents a [    ]% premium to Unified Messaging Systems’ closing share price on 13 February 2018 and a [    ]% and [    ]% premium to the 90 days and 180 days volume weighted average stock price on 13 February 2018, the last trading day prior to the announcement of the Offer, respectively.

Certain of Unified Messaging Systems’ largest shareholders, including Fougner Invest AS represented by the chairman Reidar Fougner and Kristianro AS represented by board member Eigil Stray Spetalen, have pre-accepted the Offer for all shares they own. In addition, Everbridge has received pre-acceptances from each of the Directors and executive management holding shares in Unified Messaging Systems to tender their shares in the Offer. The total number of shares subject to these pre-acceptances represent approximately [ ]% of Unified Messaging Systems’ issued share capital. In addition Everbridge has entered into conditional purchase agreements with holders of 2,285,000 share options whereby Everbridge will purchase these options at a price equal to the difference between the Offer price and the exercise price for the share options, subject to closing of the Offer. The aggregate purchase price for the purchase of all the outstanding options in Unified Messaging Systems is NOK 1,066,700 (approximately USD $134,000). These pre-acceptances and commitments to sell share options may be withdrawn by the shareholders and the option holders in the event a superior competing offer is launched and the Board of Directors of Unified Messaging Systems decides to recommend such competing offer as described below.

Under the terms of the Offer, Everbridge will make a voluntary offer to acquire the entire issued share capital of Unified Messaging Systems for NOK 1.37 per share in cash. The complete details of the Offer, including all terms and conditions, will be included in an offer document complying with the

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requirements of the Norwegian Securities Trading Act and which is expected to be distributed to Unified Messaging Systems shareholders in February 2018, following approval by the Oslo Stock Exchange. The Offer period will be two weeks, subject to extension, and settlement of the Offer is expected to take place during the first quarter of 2018.

The closing of the Offer is subject to satisfaction or waiver of customary closing conditions, inter alia including a minimum acceptance of at least 90% on a fully diluted basis or such lower percentage (not being less than 50%) of the issued Unified Messaging Systems shares as Everbridge determines, and no material adverse change having occurred in Unified Messaging Systems. The Offer is not subject to any financing condition or any regulatory approvals. Everbridge will finance the transaction with existing cash balances.

The offer document will include the recommendation of the Offer by the Board of Directors of Unified Messaging Systems. The Board of Directors of Unified Messaging Systems has the right to amend or withdraw its recommendation of the Offer in the event a superior competing offer is made that is not matched by Everbridge within four days of being provided with notice thereof. Any such amendment or withdrawal will permit Everbridge to withdraw from the Offer. Unified Messaging Systems has agreed to pay Everbridge a break-fee of NOK 12.5 million in the event that the recommendation of the offer issued by the Board of Directors of Unified Messaging Systems is withdrawn or amended, or the Offer lapses following the announcement of a competing offer that results in the acquisition of Unified Messaging Systems.

Everbridge does not own any shares in Unified Messaging Systems or other financial instruments that gives Everbridge a financial exposure similar to a shareholding in Unified Messaging Systems. Everbridge has not acquired any shares in Unified Messaging Systems during the last six months prior to this announcement.

Everbridge intends to make a compulsory acquisition of the remaining shares in Unified Messaging Systems upon acquiring not less than 90% of the shares in Unified Messaging Systems under the Offer. Further, upon such acquisition Everbridge intends to propose to the general meeting of Unified Messaging Systems that an application is filed with the Oslo Stock Exchange to de-list the shares of Unified Messaging Systems.

Beringer Finance is acting as financial advisor and Advokatfirma DLA Piper Norway DA is acting as legal advisor to Everbridge.

About Everbridge

Everbridge, Inc. (NASDAQ: EVBG) is a global software company that provides enterprise software applications that automate and accelerate organizations’ operational response to critical events in order to keep people safe and businesses running faster. During public safety threats such as active shooter situations, terrorist attacks or severe weather conditions, as well as critical business events such as IT outages, cyber-attacks or other incidents such as product recalls or supply-chain interruptions, over 3,500 global customers rely on the company’s SaaS-based platform to quickly and reliably aggregate and assess threat data, locate people at risk and responders able to assist, automate the execution of pre-defined communications processes, and track progress on executing response plans. The company’s platform sent over 2 billion messages in 2017, and offers the ability to reach more than 200 countries and territories with secure delivery to over 100 different communication devices. The company’s critical communications and enterprise safety applications include Mass Notification, Incident Management, Safety Connection™, IT Alerting, Visual Command Center®, Crisis Commander®, Community Engagement™ and Secure Messaging. Everbridge serves 9 of the 10 largest U.S. cities, 8 of the 10 largest U.S.-based investment banks, 25 of the 25 busiest North

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American airports, six of the 10 largest global consulting firms, six of the 10 largest global auto makers, all four of the largest global accounting firms, four of the 10 largest U.S.-based health care providers and four of the 10 largest U.S.-based health insurers. Everbridge is based in Boston and Los Angeles with additional offices in San Francisco, Lansing, Orlando, Beijing, London, and Stockholm For more information, visit www.everbridge.com, read the company blog, and follow on Twitter and Facebook.

Cautionary Language Concerning Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding the anticipated opportunity and trends for growth in our critical communications and enterprise safety applications and our overall business, our market opportunity, our expectations regarding sales of our products, and our goal to maintain market leadership and extend the markets in which we compete for customers. These forward-looking statements are made as of the date of this press release and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. Our actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: the ability of our products and services to perform as intended and meet our customers’ expectations; our ability to attract new customers and retain and increase sales to existing customers; our ability to increase sales of our Mass Notification application and/or ability to increase sales of our other applications; developments in the market for targeted and contextually relevant critical communications or the associated regulatory environment; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate; we have not been profitable on a consistent basis historically and may not achieve or maintain profitability in the future; the lengthy and unpredictable sales cycles for new customers; nature of our business exposes us to inherent liability risks; our ability to attract, integrate and retain qualified personnel; our ability to successfully integrate businesses and assets that we may acquire; our ability to maintain successful relationships with our channel partners and technology partners; our ability to manage our growth effectively; our ability to respond to competitive pressures; potential liability related to privacy and security of personally identifiable information; our ability to protect our intellectual property rights, and the other risks detailed in our risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 23, 2017. The forward-looking statements included in this press release represent our views as of the date of this press release. We undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

All Everbridge products are trademarks of Everbridge, Inc. in the USA and other countries. All other product or company names mentioned are the property of their respective owners.

About Unified Messaging Systems

Unified Messaging Systems ASA is a Norwegian technology company with international operations, headquartered in Oslo. The company has more than 1,200 customers worldwide reaching over 500 million people with its systems for public notifications. The company was founded in 1998 and is established as an industry leader within the area of critical communication and population alerting systems.

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Important Notice:

THE OFFER WILL NOT BE MADE IN ANY JURISDICTION IN WHICH MAKING OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THIS ANNOUNCEMENT DOES NOT IN ITSELF CONSTITUTE AN OFFER. THE OFFER WILL ONLY BE MADE ON THE BASIS OF THE OFFER DOCUMENT AND CAN ONLY BE ACCEPTED PURSUANT TO THE TERMS OF SUCH DOCUMENT.

Contacts

Media Contact:

Everbridge

Jeff Benanto, 781-373-9879

jeff.benanto@everbridge.com

or

Investor Contact:

ICR

Garo Toomajanian, 818-230-9712

ir@everbridge.com

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APPENDIX 3	TARGET ANNOUNCEMENT RELEASE

The Board of Directors of Unified Messaging Systems ASA recommends voluntary cash offer from Everbridge

Cash offer at NOK 1.37 per Unified Messaging Systems share, valuing the total share capital of Unified Messaging Systems at approximately NOK 268 million (approximately USD $33.6 million) on a fully diluted basis

The offer is recommended by the Board of Directors of Unified Messaging Systems

Pre-acceptances of the Offer from shareholders together representing approximately [ ]% of the issued share capital of Unified Messaging Systems

The Board of Directors of Unified Messaging Systems ASA (“Unified Messaging Systems”) today announced a transaction agreement with Everbridge Inc. and Everbridge Holdings Limited (“Everbridge”), a wholly-owned subsidiary of Everbridge, Inc. (Nasdaq: EVBG), whereby Everbridge, will launch a voluntary cash offer (the “Offer”) to acquire the entire issued share capital of Unified Messaging Systems for NOK 1.37 per share in cash. The Offer values the total share capital of Unified Messaging Systems at approximately NOK 268 million on a fully diluted basis. The Board of Directors of Unified Messaging Systems has decided to recommend that its shareholders accept the Offer.

The Offer price represents a [    ]% premium to Unified Messaging Systems’s closing share price on 13 February 2018 and a [    ]% and [    ]% premium to the 90 days and 180 days volume weighted average stock price on 13 February 2018, the last trading day prior to the announcement of the Offer, respectively.

“The proposed combination of Unified Messaging Systems and Everbridge will make both companies stronger. Everbridge with its resources will be able to further develop Unified Messaging Systems’s position. The Board of Directors of Unified Messaging Systems has undertaken a careful review of the terms and conditions of the Offer. We believe the Offer recognizes the strategic value of Unified Messaging Systems and delivers an attractive cash premium to our shareholders” said Reidar Fougner, Chairman of the Board of Directors of Unified Messaging Systems.

Certain of Unified Messaging Systems’s largest shareholders, including Fougner Invest AS represented by the chairman Reidar Fougner and Kristianro AS represented by board member Eigil Stray Spetalen, have pre-accepted the Offer for all shares they own. In addition, Everbridge has received pre-acceptances from each of the Directors and executive management holding shares in Unified Messaging Systems to tender their shares in the Offer. The total number of shares subject to these pre-acceptances represent approximately [ ]% of Unified Messaging Systems’ issued share capital. In addition Everbridge has entered into conditional purchase agreements with holders of 2,285,000 share options whereby Everbridge will purchase these options at a price equal to the difference between the Offer price and the exercise price for the share options, subject to closing of the Offer. The aggregate purchase price for the purchase of all the outstanding options in Unified Messaging Systems is NOK 1,066,700 (approximately USD $134,000). These pre-acceptances and commitments to sell share options may be withdrawn by the shareholders and the option holders in the event a superior competing offer is launched and the Board of Directors of Unified Messaging Systems decides to recommend such competing offer as described below.

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Terms and conditions of the Offer

Under the terms of the Offer, Everbridge will make a voluntary offer to acquire the entire issued share capital of Unified Messaging Systems for NOK 1.37 per share in cash. The complete details of the Offer, including all terms and conditions, will be included in an offer document complying with the requirements of the Norwegian Securities Trading Act and which is expected to be distributed to Unified Messaging Systems shareholders around the end of February 2018, following approval by the Oslo Stock Exchange. The Offer period will be two weeks, subject to extension and settlement of the Offer is expected to take place during first quarter of 2018. The due payment of the Offer Price will be guaranteed by Everbridge Inc.

The closing of the Offer is subject to satisfaction or waiver of customary closing conditions, inter alia including a minimum acceptance of at least 90% on a fully diluted basis or such lower percentage (not being less than 50%) of the issued Unified Messaging Systems shares as Everbridge determines and no material adverse change having occurred in Unified Messaging Systems. The Offer is not subject to any financing condition or any regulatory approvals. Everbridge will finance the transaction with existing cash balances.

The offer document will include the recommendation of the Offer by the Board of Directors of Unified Messaging Systems. The Board of Directors of Unified Messaging Systems has the right to amend or withdraw its recommendation of the Offer in the event a superior competing offer is made that is not matched by Everbridge within four days of being provided with notice thereof. Any such amendment or withdrawal will permit Everbridge to withdraw from the Offer. Unified Messaging Systems has agreed to pay Everbridge a break fee of NOK 12.5 million in the event that the recommendation of the offer issued by the Board of Directors of Unified Messaging Systems is withdrawn or amended or the Offer lapses following the announcement of a competing offer that results in the acquisition of Unified Messaging Systems.

Cipriano AS is acting as strategic advisor and Wikborg Rein Advokatfirma AS is acting as legal advisor to Unified Messaging Systems. Unified Messaging Systems will engage an independent third party to provide the formal statement about the offer to be issued accordance with section 6-16 (1) c.f. 6-19 (1) of the Norwegian Securities Trading Act.

For further information, please contact:

Reidar Fougner: +47 909 38 827

Chairman of the Board of Directors of Unified Messaging Systems ASA

About Unified Messaging Systems

Unified Messaging Systems ASA is a Norwegian technology company with international operations, headquartered in Oslo. The company has more than 1,200 customers worldwide reaching over 500 million people with its systems for public notifications. The company was founded in 1998 and is established as an industry leader within the area of critical communication and population alerting systems.

Forward-looking Statements

This news release contains certain forward-looking statements that are based on uncertainty, as they relate to events and depend on circumstances that will occur in the future and which, by their nature, may have an impact on results of operations and the financial condition of Unified Messaging Systems. Such forward-looking statements reflect our current expectations and are based on the information currently available to Unified Messaging Systems. Unified Messaging Systems cannot

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give any assurance as to whether such forward looking statements will prove to be correct. These forward looking statements include statements regarding the Offer, our expectations as to the launch of the Offer, including the terms of the Offer and expected timing, as well as expected benefits of the Offer. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, satisfactions of conditions to the Offer and investor participation in the Offer.

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APPENDIX 4	PRE-ACCEPTANCE OF OFFER

To Everbridge Holdings Limited

Everbridge Holdings Limited (the “Offeror”), Everbridge Inc. and Unified Messaging Systems ASA (the “Target”) have entered into a transaction agreement, pursuant to which the Offeror, subject to receiving pre-acceptances from shareholders holding in the aggregate at least 50.1% of the issued Target shares, shall make a public voluntary cash offer (the “Offer”) to the shareholders of Target for the purchase of all of the shares issued by Target (the “Target Shares”) against a cash consideration of NOK 1.37 per Target Share (the “Offer Price”).

The terms and conditions of the Offer will be as set out in Appendix 1 and further described in an offer document (the “Offer Document”), to be reviewed and approved by the Oslo Stock Exchange. A trading update from the Target has been disclosed to the undersigned, ref Appendix 2.

As requested by the Offeror as a condition to making the Offer, I hereby agree as follows:

1.	I undertake to accept the Offer (such undertaking is hereinafter referred to as the “Pre-acceptance”) in respect of all of my existing Target Shares, plus all future Target Shares I may acquire, at any time following the execution of this Pre-Acceptance letter and before the expiry of the offer period (such Target Shares shall hereinafter jointly be referred to as the “Acceptance Shares”).

2.	If between the date of signing of this Pre-Acceptance and completion of the Offer, a consideration higher than the Offer Price is paid pursuant to a direct or indirect acquisition of Target shares (in the open market or in privately negotiated transactions or otherwise) by the Offeror or any other member of its group, or if the Offeror otherwise announces an increase in the Offer Price during the offer period, then I shall be entitled to the benefits of the improved offer and this Pre-acceptance shall apply accordingly to the new and improved Offer made by the Offeror. Any non-cash element in such higher consideration shall be converted into cash based on fair market value for the purpose of determining the increased Offer Price. Further, until the date of expiry of the offer period in a subsequent mandatory offer, if any, neither the Offeror nor any other member of its group shall directly or indirectly acquire or enter into any agreement to acquire Target Shares at a consideration higher than that offered in the Offer, without increasing the consideration in the Offer and under this Pre-acceptance to be at least equal to such higher consideration.

3.	I acknowledge that this Pre-acceptance is irrevocable and unconditional, except that I shall be entitled to withdraw this Pre-acceptance with immediate effect by written notice to the Offeror if (i) a competing offer is made and such competing offer is recommended by the Board of Directors of the Target in accordance with the terms of the transaction agreement, or (ii) the terms of the Offer differs or are amended from the terms of Appendix 1 in a way which is less favourable to the Target’s shareholders than the terms included in Appendix 1.

4.

I confirm that the Acceptance Shares are and will be free of encumbrances or other third party rights of any nature whatsoever on the settlement date for the Offer and, except pursuant to the terms of this Pre-acceptance including sections 3 and 9, I accept that I from this date may not sell, dispose of, transfer to another account, charge, pledge or in any other way encumber or grant any option or other right over or in relation to the Acceptance Shares or otherwise deal with any Acceptance Shares or interests therein in favor of any third party or take any other action related to the Acceptance Shares in my capacity as the holder thereof which might impede or frustrate my

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obligations hereunder, the making of the Offer or implementation of the Offer save pursuant hereto. Notwithstanding any of the foregoing, I shall maintain, to the extent permitted under applicable law, my rights as shareholder in the Target, including voting rights (to be exercised at my discretion) and the right to receive dividends, until the Offer has been completed in accordance with its terms.

5.	I confirm that I hold beneficial ownership of the number of Acceptance Shares referred to below, that I have full power and authority to enter into this undertaking, to perform my obligations hereunder and to accept the Offer in respect of all of the Acceptance Shares and, subject to the terms of this Pre-acceptance, that full legal and beneficial ownership of my Acceptance Shares will be transferred to the Offeror at completion of and pursuant to the Offer.

6.	I accept that this Pre-acceptance letter, including its terms and conditions and my name and any Pre-Acceptance given hereunder may be made public in the Offer Document and/or any announcement or other documents prepared in connection with the Offer.

7.	I undertake to keep strictly confidential the terms and conditions of the contemplated Offer and the existence and terms of this undertaking until the Offer has been made public through an announcement. I recognize that knowledge of the Offer constitutes inside information (as defined in section 3-2 of the Norwegian Securities Trading Act of 29 June 2007 no. 75) relating to Target and inside information (as defined in U.S. Securities Act of 1933 as amended and the U.S. Securities Exchange Act 1934, as amended) relating to the Offeror, and confirm that I am aware of the duties and responsibilities the possession of such information involves, as well as the criminal liability associated with misuse or unwarranted distribution of such information.

8.	I acknowledge that no offer document has been published in respect to the Offer as of the date hereof, and I agree, subject to section 3 and section 9, to be bound by my obligations hereunder regardless of the subsequent publication of any such document.

9.	My obligations under this letter will lapse with immediate effect if (i) the Offer has not been announced by the Offeror on or prior to 16 February 2018, or (ii) the offer period for the Offer has not commenced on or prior to 15 March 2018 or (iii) the Offer has lapsed or been completed, or (iv) the Offer has not been declared wholly unconditional within 31 May 2018.

10.	In addition to executing this letter, I shall return to the Offeror and the receiving agent before the expiry of the offer period of the Offer (subject to sections 3 and 9 above) a duly completed and executed acceptance form in respect of the Offer as attached to the Offer Document, in relation to all of the Acceptance Shares I hold as at that date in accordance with the procedure for acceptance of the Offer set out in the Offer Document. Failure to deliver such acceptance form shall, however, in no way affect my obligation to accept the Offer in respect of all of my Acceptance Shares as provided for herein.

11.	This letter is governed by, and shall be construed in accordance with Norwegian law. I hereby submit to the jurisdiction of the courts of Norway, with Oslo District Court as the venue in first instance, in respect of any disputes in connection with this undertaking.

* * *

Place:	Date:	Signature*:

Name in block letters:

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*	If signed pursuant to an authorization, the appropriate evidence of authority must be attached.

INFORMATION ABOUT THE SHAREHOLDER:

Name of shareholder:

Number of shares held in Target as of the date hereof:

Shareholder’s VPS account no.:

Address of shareholder:

Telephone:

E-mail:

The Offeror hereby confirms that the terms and conditions of this Pre-acceptance are agreed to.

For and on behalf of Everbridge Holdings Limited

Date:

Signature:

Name in block letters:

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Appendix 1 Terms and conditions of the Offer

Offeror

Everbridge Holdings Limited, with the address 6 De Grey Square, De Grey Road, Colchester, Essex, England, CO4 5YQ (the “Offeror”).

Everbridge Inc. shall prior to the commencement of the Offer make a parent guarantee for the due payment of the Offer Price.

Target	Unified Messaging Systems ASA, business registration number 980 400 255 (“Target”).

Offer Price	The Offeror shall offer the Target shareholders a cash consideration of NOK 1.37 per Target Share (the “Offer Price”).

Higher Consideration	Offeror shall not directly or indirectly acquire or enter into any agreement to acquire Target Shares (in the open market or in privately negotiated transactions or otherwise) following Announcement Date until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer and the end of the offer period in a subsequent mandatory offer, if any, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such Higher Consideration. Any non-cash element in such Higher Consideration shall be converted into cash based on fair market value for the purpose of determining the increased Offer Price.

Blocking of tendered Target Shares	By delivering a duly executed acceptance form, shareholders give the receiving agent an authorisation to block the Target Shares to which the acceptance form relates, in favour of the receiving agent. The receiving agent is at the same time authorised to transfer such Target Shares to the Offeror against payment of the Offer Price at closing of the Offer. In the event the Offer is cancelled, or the acceptance is withdrawn prior to expiry of the Offer Period by delivery of a withdrawal form, the blocking will be terminated. It is not possible for the shareholder to dispose over the Target Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Target Shares.

Offer Period	The Offer Period shall be 2 weeks, and in the event of any subsequent extensions up to a maximum of 10 weeks, from the date the Voluntary Offer Document has been approved by Oslo Børs and is dispatched to the Company’s shareholders, provided however that Offeror cannot extend the Offer Period if condition number 1 under “Closing Conditions” (90% acceptance level) has been met.

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Closing Conditions	The completion of the Offer shall be subject to the conditions set out below, each one of which may be waived by the Offeror fully or partly, (at the Offeror’s sole discretion but, with respect to condition number 1, subject to the 50% ownership qualification set forth therein)

1.  On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the offer subject to the terms and conditions of the Voluntary Offer Document for a number of shares representing at least 90% of the total share capital of Target on a fully diluted basis, and such acceptances shall remain valid and binding. The Offeror cannot waive this condition if such waiver would result in the Offeror owning less than 50% of the total issued and outstanding Target Shares on a fully diluted basis.

2.  From the Announcement Date and until closing of the Offer, no change, circumstance or event that has or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on the Target group’s (when taken as a whole) financial conditions, business, or results (“Material Adverse Effect”) shall have occurred, provided, however, that any Material Adverse Effect resulting from or relating to (i) any act by the Offeror, (ii) any event arising as a result of the Offer, (iii) changes that affect generally the industries in which the Target group operates, (iv) changes that affect generally the economy, or the credit, debt, financial or capital markets in Norway, US or elsewhere, or (v) any decline in itself in Target’s share price, change in trading volume or failure to meet revenue or earnings projections in the period after the Offeror Announcement Release, shall not be taken into account.

Settlement	Subject to the other Closing Conditions being met or waived, settlement of the Offer shall take place as soon as reasonably possible, and at the latest 14 calendar days, after the end of the Offer Period.

On settlement, the relevant amount to be paid to each shareholder who has accepted the Offer will be transferred to the bank account that at the time of acceptance was registered in the VPS as the account for payment of dividends to the shareholder. If there are no records of such bank account, settlement will be made in accordance with bank account details provided by the accepting shareholder or by issuing a bank giro or check. Settlement will be made in cash in Norwegian Kroner (NOK).

Long Stop Date	If the Offer has not become or been declared wholly unconditional by 16.30 CET on 31 May 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror.

Acceptance binding	The acceptance of the Offer is binding once the receiving agent has received the acceptance form. Prior to the expiry of the Offer Period, as extended, the shareholders who have accepted the Offer may withdraw any Target Shares tendered in the Offer by submitting a

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withdrawal form to the receiving agent. Shareholders who have pre-accepted the Offer may only withdraw any Target Shares tendered in the Offer if the conditions set out in the pre-acceptance agreement for such withdrawal/cancellation are satisfied.

Shareholders that accept the Offer will remain the legal owners of their Target Shares and retain voting rights and other shareholder rights related thereto until settlement has taken place.

Governing Law and Jurisdiction	The Offer is governed by Norwegian law with Oslo City Court as legal venue.

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Appendix 2 Trading Update

Unified Messaging Systems ASA

Preliminary, unaudited figures for the fourth quarter

2017

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UNIFIED MESSAGING SYSTEMS ASA

fourth quarter 2017

•	Revenues of NOK 30.1 million vs. NOK 22.6 million in the fourth quarter of 2016—an increase of 33%. In the fourth quarter of 2016 NOK 3.6 million was reversed due to termination of the contract with Rigspolitiet.

•	Recurring revenues of NOK 14.4 million vs. NOK 13.0 million in the fourth quarter of 2016—an increase of 11%.

•	Personnel costs have been reduced by NOK 2.4 million in government grants (“Skattefunn”) vs. NOK 2.0 in the fourth quarter of 2016.

•	Projects recognized to revenue in the fourth quarter:

•	West Bengal: Completed delivery to the remaining districts of the state

•	Singapore: Completed work on Ml and delivered on change requests

•	SOS Alarm—delivered hardware for two new operators

Key figures (preliminary and unaudited)

	Fourth quarter			Year to date
	2017	2016	% change	2017	2016	% change
Total operating revenues	30,126,514	22,577,097	33%	103,596,113	93,897,735	10%
- Of which recurring revenues (core services)	14,425,289	12,983,504	11%	57,495,388	52,874,733	9%
EBITDA	6,302,819	-6,704,874		3,021,894	-5,582,091
Operating profit/loss (-) (EBIT)	270,323	-12,020,771		-20,260,215	-25,187,526
Profit/loss (-) before tax	-360,869	-13,356,408		-21,222,023	-27,621,384
Basic and diluted earnings per share	-0.00	-0.10		-0.12	-0.22
Equity	25,089,400	-15,234,719		25,089,400	-15,234,719

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Condensed consolidated income statement (preliminary & unaudited)

	Fourth quarter		Year to date
	2017	2016	2017	2016
OPERATING REVENUES
Sales revenues	30,126,514	22,577,097	103,596,113	93,897,735

Total operating revenues	30,126,514	22,577,097	103,596,113	93,897,735
OPERATING EXPENSES
Cost of materials etc	7,231,472	5,476,879	22,247,544	19,371,861
Personnel costs	9,497,081	10,996,238	48,155,627	46,242,959
Other operating expenses	7,095,142	12,808,854	30,171,048	33,865,007

Total operating expenses excl. Depreciation/amortization	23,823,695	29,281,971	100,574,219	99,479,827

EBITDA	6,302,819	-6,704,874	3,021,894	-5,582,091

Depreciation/amortization	6,032,496	5,315,897	23,282,109	19,605,435

OPERATING PROFIT/LOSS (-) (EBIT)	270,323	-12,020,771	-20,260,215	-25,187,526

FINANCIAL INCOME AND EXPENSES
Total net financial items	-631,192	-1,335,637	-961,808	-2,433,858

PROFIT/LOSS (-) BEFORE TAX	-360,869	-13,356,408	-21,222,023	-27,621,384
Income taxes	160,157	141,964	1,103,114	491,253

PROFIT/LOSS (-) FOR THE PERIOD	-521,026	-13,498,372	-22,325,136	-28,112,637

Basic and diluted earnings per share	0.00	-0.10	-0.12	-0.22
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
Profit/loss (-) for the year	-521,026	-13,498,372	-22,325,136	-28,112,637
Currency translation differences	327,359	396,606	267,649	-380,828
Total items that may be reclassified subsequently to profit or loss	327,359	396,606	267,649	-380,828

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	-193,00	-13,101,766	-22,057,488	-28,493,465

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Condensed consolidated balance sheet (preliminary & unaudited)

	31 December
	2017	2016
NON CURRENT ASSETS
Capitalized development costs	26,988,266	32,291,585
Technology assets	9,747,015	18,168,066
Goodwill	13,311,184	13,311,184
Operating equipment and fixtures	431,013	681,230
Total fixed and intangible assets	50,477,478	64,452,065
Capitalized fulfilment costs and costs to obtain contracts	2,820,833	3,467,200
Total other non current assets	2,820,833	3,467,200

TOTAL NON CURRENT ASSETS	53,298,311	67,919,264

CURRENT ASSETS
Trade debtors	10,633,372	8,826,002
Other receivables and prepayments	7,641,883	4,897,735
Total receivables and prepayments	18,275,255	13,723,737
Bank deposits and cash in hand	13,089,137	9,180,549

TOTAL CURRENT ASSETS	31,364,391	22,904,286

TOTAL ASSETS	84,662,703	90,823,550

EQUITY AND LIABILITIES
EQUITY
Share capital	1,957,236	1,409,139
Other paid in capital	181,886,147	120,865,424

Total paid-in capital	183,843,383	122,274,564
Other reserves	-158,753,983	-137,509,283

TOTAL EQUITY	25,089,400	-15,234,719

LIABILITIES
Other non-current interest-bearing liabilities	0	76,579

Total non current liabilities	0	76,579

Trade creditors	5,451,881	13,315,633
Government charges & special taxes	2,882,338	2,386,294
Deferred revenues	31,632,093	36,256,315
Other current liabilities	14,965,211	14,115,461
Current interest-bearing liabilities	4,641,779	39,907,988

Total current liabilities	59,573,303	105,981,691

TOTAL LIABILITIES	59,573,303	106,058,270

TOTAL EQUITY AND LIABILITIES	84,662,703	90,823,550

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APPENDIX 5	INDICATIVE TIMETABLE

14 February 2018	Announcement of the Offer

28 February 2018	Approval by Oslo Børs/publication of the Offer Document

1 March to 15 March 2018	Offer Period

On or about 29 March 2018	Settlement of Offer

On or about 30 March 2018	Compulsory acquisition of minority shareholders’ shares in Target

On or about 9 April 2018	Delisting of Target

31 May 2018	Long Stop Date

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APPENDIX 6	TARGET BOARD RECOMMENDATION

RECOMMENDATION FROM THE BOARD OF DIRECTORS OF UNIFIED MESSAGING SYSTEMS ASA IN CONNECTION WITH THE VOLUNTARY OFFER FROM EVERBRIDGE HOLDINGS LIMITED

This statement is made by the Board of Directors of Unified Messaging Systems ASA (the “Company”) in connection with the voluntary offer (the “Offer”) from Everbridge Holdings Limited (the “Offeror”) to acquire all issued and outstanding shares in the Company for NOK 1.37 in cash per share (the “Offer Price”).

The Offeror and its parent company Everbridge Inc. is the global leader in critical event management and enterprise safety applications that automate and accelerate an organization’s operational response to critical events in order to keep people safe and businesses running faster. The Offeror’s parent company, Everbridge, Inc. is listed on Nasdaq under the symbol EVBG.

This statement is not the formal company statement required by section 6-16 (1) c.f. 6-19 (1) of the Norwegian Securities Trading Act. The Company has engaged [Name of independent investment bank/expert] to provide such statement.

Introduction

On 14 February 2018, the Offeror announced that it will launch the Offer. Prior to the announcement the Offeror had received pre-acceptances of the Offer from shareholders holding approximately [ ]% of the total issued shares of the Company and entered into purchase agreement with holders of 2,285,000 share options.

After the entering into of a confidentiality agreement on 9 November 2017, Everbridge Inc. and the Company entered into a letter of intent on 6/8 December 2017 regarding the potential offer by the Offeror to acquire all shares in the Company at the Offer Price. After entering into the letter of intent, the Offeror carried out a due diligence of the Company and the parties negotiated the offer terms and conditions set out in a transaction agreement which was entered into on 13 February 2018.

After careful consideration, the Board of Directors concluded that a combination of the Company and the Offeror is in the best interest of the Company and its shareholders and resolved to enter into the transaction agreement with the Offeror and to recommend that the Company’s shareholders accept the Offer.

The Board of Directors has based its recommendation on an assessment of such factors as it has deemed relevant in relation to the Offer, including its assumptions regarding the Company’s business and financial conditions, performance and outlook, the Offeror’s stated plans for the Company and the strategic alternatives available to the Company.

When recommending the Offer, the Board of Directors has also considered the Offer Price and the other terms and conditions of the Offer.

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In reaching its conclusion to recommend the Offer, the Board of Directors reviewed the positive effects that the Offer may have for the other stakeholders of the Company, including its employees, customers and business partners. The Board of Directors believes that the combination of the Company and the Offeror is the best opportunity for the Company to position it to be a part of the largest global player in critical event management and enterprise safety applications that automate and accelerate an organization’s operational response to critical events in order to keep people safe and businesses running faster, to the benefit of its employees, customers and business partners.

The Board of Directors has also taken into account that shareholders holding in the aggregate approximately [ ]% of the Company shares, have undertaken to accept the Offer for their shares in the Company through execution of pre-acceptances.

The transaction agreement which the Company has entered into with the Offeror and Everbridge Inc. governs certain matters relating to the offer process, conduct of business and material aspects of the Offer. The Board of Directors has undertaken only to amend or withdraw its recommendation of the Offer on certain terms and conditions. As part of the transaction agreement, the Board of Directors has also undertaken not to solicit offers from third parties, but may respond to unsolicited approaches from third parties. The Company has agreed to pay the Offeror a break fee of NOK 12.5 million in the event that the recommendation of the offer issued by the Board of Directors of Company is withdrawn or amended or the Offer lapses following the announcement of a competing offer that results in the acquisition of the Company. A copy of the transaction agreement is attached to the Offer Document as Appendix 6.

All members of the Board of Directors, and the executive management holding Company shares directly or through investment companies, have undertaken to accept the Offer for their shares in the Company. The pre-acceptances from the Board of Directors, executive management and other shareholders and holders of share options may be withdrawn in the event that a superior competing offer that is not matched by the Offeror is launched and the Board of Directors of Unified Messaging Systems decides to recommend such competing offer.

None of the members of the Board, or members of the executive management of the Company has any affiliation with the Offeror.

The Offer

The detailed terms and conditions of the Offer are set out in the offer document dated [28] February 2018 (the “Offer Document”) to be submitted to the shareholders of the Company. The acceptance period for the Offer commenced on [1] March 2018 and will end on [15] March 2018 at 16.30 hours (CET), subject to any extensions.

Pursuant to the Offer Document, settlement is, subject to fulfillment or waiver of the conditions for the Offer, expected to take place on or about [29] March 2018.

In the Offer, the shareholders of the Company are offered NOK 1.37 in cash per share. The Offer Price values the total number of issued shares of the Company at approximately NOK 268 million on a fully diluted basis. The Offer Price represents:

(i)	a premium of approximately [ ]% of the closing price per Company share on the Oslo Stock Exchange on 13 February 2018, which was the last trading day prior to the Offeror’s announcement of the Offer, and

(ii)	a premium of approximately [ ]% and [ ]%, respectively, of the volume weighted average share price of the Company’s shares on the Oslo Stock Exchange for the 90 days and 180 days periods ending on 13 February 2018.

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As further detailed and specified in the Offer Document, the completion of the Offer is subject to satisfaction or waiver of customary conditions, inter alia including, (i) a minimum acceptance of at least 90% of the Company shares on a fully diluted basis or such lower percentage (not being less than 50%) as Offeror determines, (ii) no material adverse change having occurred in the Company. The Offer is not subject to any financing condition or any regulatory approvals. The Offeror will finance the transaction with existing cash balances.

As provided for in the Norwegian Securities Trading Act, if the Offeror becomes the owner of the Company shares representing 90% or more of the total number of issued shares in the Company, the Offeror will have the right to commence a compulsory acquisition for cash of the shares in the Company not already owned by the Offeror at such point in time. Further, if the Offeror no longer considers the listing of the Company shares on the Oslo Stock Exchange appropriate, the Offeror may propose to the general meeting of the Company that the Company shall apply for de-listing of its shares from the Oslo Stock Exchange. A resolution to apply for de-listing from the Oslo Stock Exchange would require the approval by 2/3 majority of the votes cast and the share capital represented at the general meeting. Any decision to de-list the Company’s shares will be made by the Oslo Stock Exchange. The Board of Directors notes that the Offeror has stated in the Offer Document that it intends to apply for a de-listing of the Company from the Oslo Stock Exchange if the Offeror holds a sufficient majority of the issued shares in the Company.

Effects for Employees of the Company

The Offeror has in the Offer Document stated that the Offeror plans to further develop the Company’s business and integrate it with Everbridge’s existing operations to retain the Company’s technical and operational value. The Board of Directors further notes that the Offeror stated in the Offer Document that at this point in time the Offeror does not have any specific plans which will have any consequences for the employees of the Company and further that the Offeror considers it to be of importance to retain and motivate the Company’s management and employees in order to successfully integrate the businesses and implement a strategy to grow the combined business. However, changes to the Company’s organization which could have legal, financial or employment related consequences for the employees cannot be excluded. The employees of the Company have been informed about the Offer, but the Board of Directors has not received any separate statement from the employees regarding the Offer’s effect on employment.

Effects for localization of the Company’s business

The Board of Directors notes that the Offeror stated in the Offer Document that the Offeror has no plans to restructure the Company.

Recommendation

Based on the above, the Board of Directors is of the opinion that the Offer Price fairly reflects the current value of the Company and the Board of Directors believes there is strong industrial and strategic logic to the combination between the Company and the Everbridge Group.

Accordingly, the Board of Directors has concluded that the Offer represents an attractive opportunity for the Company and a fair consideration to all its shareholders and recommends the shareholders of the Company to accept the Offer.

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Oslo, [    ] February 2018

The Board of Directors of Unified Messaging Systems ASA

Reidar Fougner	Eigil Stray Spetalen	Cecilie Grue
Chairman of the Board	Board member	Board member

Thomas Høgebøl	Ina Lunder Lønnum
Board member	Board member

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APPENDIX 7	PURCHASE AGREEMENT WITH OPTION HOLDERS

CONDITIONAL PURCHASE AGREEMENT FOR SHARE OPTIONS

This agreement (the “Agreement”) is entered into on 13 February 2018 between:

(1)	Everbridge Holdings Limited, with company address 6 De Grey Square, De Grey Road, Colchester, Essex, England, CO4 5YQ (“Everbridge”);

(2)	The option holder set out in Appendix 1 below (the “Option Holder”); and

(3)	Unified Messaging Systems ASA, with company registration number 980 400 255 (“Unified Messaging Systems”)

each a “Party” and collectively referred to as the “Parties”.

WHEREAS:

(A)	Everbridge has entered into a transaction agreement with Unified Messaging Systems, pursuant to which Everbridge will, subject to receiving pre-acceptances from shareholders holding in the aggregate at least 50.1% of the issued shares in Unified Messaging Systems, make a recommended public voluntary cash offer (the “Offer”) to the shareholders of Unified Messaging Systems for the purchase of all of the shares in Unified Messaging Systems against a cash consideration of NOK 1.37 per share (the “Offer Price”).

(B)	The Option Holder holds such number of options to subscribe for new shares in Unified Messaging Systems (the “Unified Messaging Systems Options”) as set out in Appendix 1.

(C)	In connection with and subject to completion of the Offer, Everbridge wants to acquire the Unified Messaging Systems Options from the Option Holder and the Option Holder wants to sell the Unified Messaging Systems Options to Everbridge for a consideration per Unified Messaging Systems Option equal to the balance between the Offer Price and the exercise price for the Unified Messaging Systems Options and otherwise on the terms and conditions set out in this Agreement.

(D)	The Parties agree to enter into this Agreement in order to govern the terms and conditions of the sale and purchase of the Unified Messaging Systems Options.

NOW THEREFORE the Parties agree as follows:

1.	Purchase of Unified Messaging Systems options

Subject to the terms and conditions of this Agreement, the Parties hereby agree that Everbridge shall purchase the Unified Messaging Systems Options from the Option Holder for a total consideration of NOK [    ] (the “Consideration”) (which is equal to the balance between the Offer Price and the exercise price for the Unified Messaging Systems Options multiplied with the number of Unified Messaging Systems Options held by the Option Holder).

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Unified Messaging Systems accepts that the Option Holder can transfer the Unified Messaging Systems Options to Everbridge in accordance with this Agreement.

2.	Higher Consideration

In the event Everbridge increases the Offer Price (a “Higher Consideration”) either in the Offer or in a subsequent mandatory offer (if any), the Consideration shall be increased accordingly so that the Option Holder gains the full benefits of the Higher Consideration. Any non-cash element in such Higher Consideration shall be converted into cash based on fair market value for the purpose of determining the increase of the Consideration.

3.	Conditions to completion of the purchase of Unified Messaging Systems Options

The completion of the purchase of the Unified Messaging Systems Options is conditional on the completion of the Offer.

4.	Settlement

Settlement of the Consideration, less any taxes required to be withheld by Everbridge, shall be made in cash in NOK to the Option Holder’s bank account set out in Appendix 1, on the same date as settlement of the Offer. The Option Holder shall make such notices and execute such documents as Everbridge may reasonably require to evidence the transfer of the Unified Messaging Systems Options against settlement of the Consideration.

5.	Representations by the Option Holder and Everbridge

The Option Holder represents and warrants to Everbridge that the Option Holder is the legal owner of the number of Unified Messaging Systems Options specified in Appendix 1 and that such Unified Messaging Systems Options are all the Unified Messaging Systems Options which the Option Holder currently owns.

Everbridge represents and warrants to the Option Holder that Everbridge has the necessary financing to complete the settlement of the Consideration.

6.	Termination

This Agreement may be terminated:

(i)	by either Party if it becomes evident that one or more of Everbridge’s conditions for completing the Offer becomes incapable of satisfaction and will not be waived by Everbridge;

(ii)	by either Party if one or more of Everbridge’s conditions for completing the Offer is not satisfied or waived within 31 May 2018;

(iii)	by the Option Holder if the board of directors of Unified Messaging Systems has withdrawn its recommendation of the Offer as a result of a superior offer in accordance with the terms of the transaction agreement; or

(iv)	by mutual written agreement between Everbridge and the Option Holder.

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7.	Miscellaneous

(i)	Payment of the Consideration for the Unified Messaging Systems Options is not included in the basis for the calculation of any vacation pay (Norwegian: feriepenger).

(ii)	Everbridge and Unified Messaging Systems shall jointly be responsible for filing the required reports to the tax authorities and Everbridge shall withhold the required taxes from the Consideration and pay to the tax authorities. Everbridge shall also be responsible for paying any social security contribution (arbeidsgiveravgift) levied on the Consideration. However, if Everbridge, as a result of the Offer, a subsequent mandatory offer or a compulsory acquisition of shares in accordance with Section 6-22 of the Norwegian Securities Trading Act 2007, becomes the owner of 100% of Unified Messaging Systems, Everbridge may require Unified Messaging Systems to reimburse Everbridge the costs related to the acquisition of the Unified Messaging Systems Options.

(iii)	The Option Holder undertakes to keep strictly confidential the terms and conditions of the contemplated Offer and the existence and terms of this Agreement until the Offer has been made public through an announcement. The Option Holder recognizes that knowledge of the Offer constitutes inside information (as defined in section 3-2 of the Norwegian Securities Trading Act of 29 June 2007 no. 75) relating to Unified Messaging Systems and inside information (as defined in U.S. Securities Act of 1933 as amended and the U.S. Securities Exchange Act 1934, as amended) relating to the Everbridge, and confirm that the Option Holder is aware of the duties and responsibilities the possession of such information involves, as well as the criminal liability associated with misuse or unwarranted distribution of such information.

(iv)	Each Party shall pay its own expenses in connection with the negotiations, execution and delivery of this Agreement.

(v)	This Agreement may be entered into in any number of counterparts and by the Parties on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.

(vi)	This Agreement may be modified or amended only by written agreement of the Parties.

(vii)	The rights and obligations of the Parties under this Agreement shall not be assignable.

(viii)	The headings contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.

(ix)	Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such person being deemed a third-party beneficiary hereof.

8.	Governing law and legal venue

The Parties agree that this Agreement is governed by Norwegian law and that any dispute in connection with this Agreement shall be settled by the courts of Norway, with Oslo District Court as venue in first instance.

* * *

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For and on behalf of Everbridge Holdings Limited	For and on behalf of OPTION HOLDER

Name:	Name:
Position:	Position:

For and on behalf of Unified Messaging Systems ASA

Name:
Position:

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Appendix 1

Name of Option Holder:

Address of Option Holder:

Telephone:

E-mail:

Number of Unified Messaging Systems Options held:

Option Holder’s bank account:

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APPENDIX 8	LIST OF SUBSIDIARIES

UMS ApS, Denmark, 100 % owned

UMS AB, Sweden, 100 % owned

Unified Messaging Systems & Service Pvt. Ltd., India, 99.8 % owned

UMS Ltd., England, 100 % owned

UMS OY, Finland, 100 % owned

UMS France SAS, France, 100 % owned

Previstar Inc., USA, 100 % owned

Previstar Pvt. Ltd, India, 99.8 % owned

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APPENDIX 9	PARENT COMPANY GUARANTEE

[Everbridge Inc. letterhead]

The shareholders of

Unified Messaging Systems ASA

Innspurten 15

0663 Oslo

[     ] February 2018

PARENT COMPANY GUARANTEE

Our subsidiary Everbridge Holdings Limited with company registration number 08216417 and company address 6 De Grey Square, De Grey Road, Colchester, Essex, England, CO4 5YQ (“Offeror”) will commence a public voluntary offer on or about [ ] February 2018 to buy all the shares of Unified Messaging Systems ASA (“UMS”) at a price per share of NOK 1.37 (“Offer Price”) resulting in a maximum total consideration of NOK 268 million (approximately USD $33.6 million) for all the shares (“Public Offer”). According to the terms of the transaction agreement entered into between UMS, Everbridge Inc. and the Offeror, Everbridge Inc. shall make a parent company guarantee in favour of the acceptors of the Public Offer (“Acceptors”) for the due payment of the Offer Price in the Public Offer.

In accordance herewith and conditional only on the fulfillment or waiver by the Offeror of all the closing conditions under the Public Offer, we, Everbridge Inc., hereby irrevocably guarantee (as for our own debt (in Norw.: “selvskyldnergaranti”), in favor of the shareholders of UMS) to pay to each Acceptor the Offer Price multiplied by the numbers of shares for which the Acceptor has accepted the Public Offer, however for all Acceptors a total sum not exceeding the amount of

NOK 268,141,366.25

(in words: Two hundred and sixty-eight million, one hundred and forty-one thousand, three hundred and sixty-six point two five Norwegian Kroner)

promptly upon receipt of the written and duly signed demand from UMS or the receiving agent of the Public Offer stating that the Offeror has failed to pay the Offer Price to the Acceptors on the closing date of the Public Offer (“Closing Date”).

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Our guarantee will remain in effect from today and expires with immediate effect on the expiry date (“Expiry Date”), which is the earlier of (i) the Offeror’s valid termination of the Public Offer in accordance with the terms and conditions set out in the offer document for the Public Offer or (ii) ten (10) business days after Closing Date if we have not received a demand hereunder in writing from UMS or the receiving agent.

This document has immediately to be returned to us after the Expiry Date.

This Guarantee shall be governed by and construed in accordance with the laws of Norway. Any claim, controversy or dispute arising out of or in connection with this guarantee, shall be settled with Oslo City Court as legal venue

For and on behalf of Everbridge Inc.

Signature:

Position/Name: CEO, Jaime Ellertson

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